Exhibit 99.1

Press Release

K-TECH SOLUTIONS (KMRK) Acquires Global Trading Company Flourish Ventures to Diversify Revenue Streams and Expand International Trading Operations

Hong Kong, October 15, 2026 (GLOBE NEWSWIRE) — K-Tech Solutions Company Limited (“K-Tech” or “we” or “us”, NASDAQ: KMRK) and its subsidiaries (collectively, the “Company”), engaging in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products, is pleased to announce the strategic acquisition of 100% equity stake in Flourish Ventures Trading Pte Ltd (“Flourish Ventures”), a Singapore-headquartered international trading group engaged in the wholesale trading of a diverse range of consumer and industrial products across global markets.

Flourish Ventures, together with its Singapore-based subsidiary, has established a network of suppliers and customers across Asia and other international markets, facilitating the wholesale trading and distribution of a broad portfolio of products, including hardware for outdoor activities that are exported to the United States.

The acquisition represents a significant milestone in K-Tech’s strategic development plan to strengthen its revenue base, further expand its market share in the United States and broaden its exposure to international commerce. Through the integration of Flourish Ventures’ trading platform, supplier relationships and customer network, K-Tech expects to increase its product offering, fortify its market share in the United States and expand its geographical coverage.

The Company further believes that Flourish Ventures’ established operations, extensive trading experience and international customer base will complement K-Tech’s existing business and provide a scalable platform for future growth. In addition, the acquisition is expected to enhance K-Tech’s ability to identify new market opportunities, strengthen cross-border business relationships and expand its presence in higher-growth international markets.

“We are excited to welcome Flourish Ventures to the K-Tech family,” said Mr. Kwok Yiu Wah, Chairman of K-Tech. “This acquisition is consistent with our long-term strategy of building a diversified business portfolio with multiple sources of revenue. Flourish Ventures has developed a strong reputation in international wholesale trade and possesses valuable relationships with suppliers and customers worldwide. We believe the transaction will position K-Tech to capitalize on growing cross-border trade opportunities and create long-term value for our shareholders.”

Completion of the acquisition is subject to the satisfaction of the customary closing conditions and other terms set out in the SPA, and is expected to take place on or before October 31, 2026. Following completion of the acquisition, K-Tech intends to leverage Flourish Ventures’ operational expertise and global network to further expand its trading activities, explore additional strategic partnerships and strengthen its competitiveness within the international marketplace.

About K-Tech Solutions Company Limited (NASDAQ: KMRK)

K-Tech Solutions Company Limited is principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

We started our operation in 2016 and have developed relationships with our customers mainly located in European and North American countries which possess renowned brands and intellectual properties in toy products. We have strong capability in product innovation, design and project management which allow us to provide product development solutions to transform conceptual design into prototypes and further into commercialization of toy products. For more information, please visit https://www.k-mark.tech/.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

K-Tech Solutions Company Limited Investor Relations Contact:

Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung,
New Territories, Hong Kong
Phone: (+852) 2741 3165
Email: johnnykwok@k-mark.com